Mellon Institutional Master Portfolio
The Boston Company Small Capital Value Portfolio
Statement of Investments
June 30, 2006 (Unaudited)

Equities--95.3%	Shares	Value ($)
Consumer Discretionary--11.2%		
Big 5 Sporting Goods Corp.	209,594 [a]	4,087,083
Charming Shoppes, Inc.	294,500 [b]	3,310,180
Courier Corp.	66,430	2,658,529
Cox Radio, Inc., Class A Shares	241,200 [a,b]	3,478,104
Entercom Communications Corp.	110,000	2,877,600
Gentex Corporation	210,200 [a]	2,942,800
Hot Topic, Inc.	203,800 [b]	2,345,738
Jos A Bank Clothiers, Inc.	84,100 [a]	2,015,036
Kenneth Cole Productions, Class A Shares	89,300 [a]	1,994,069
Keystone Automotive Industries, Inc.	71,600 [a]	3,022,952
Lin TV Corp.	328,310 [b]	2,478,741
Matthews International Corp., Class A	65,200 [a]	2,247,444
OfficeMax, Inc.	79,200 [a]	3,227,400
Red Lion Hotels Corp.	75,700 [b]	828,915
Regis Corp.	137,800	4,907,058
Ruby Tuesday	134,000 [a]	3,270,940
Tenneco, Inc.	108,900 [a,b]	2,831,400
Tuesday Morning Corp.	117,600 [a]	1,546,440
Tupperware Brands Corp.	167,800	3,303,982
Zale Corp.	112,600 [b]	2,712,534
		56,086,945
Consumer Staples--5.9%		
BJ'S Wholesale Club, Inc.	128,000 [a,b]	3,628,800
Casey's General Stores, Inc.	111,200 [a]	2,781,112
J & J Snack Food Corp.	52,200 [a]	1,726,254
Lance, Inc.	93,000 [a]	2,140,860
Longs Drug Stores Corp.	87,900	4,009,998
Ralcorp Holdings, Inc.	193,700	8,238,061
Sanderson Farms, Inc.	140,300 [a]	3,926,997
The Boston Beer Co., Inc.	99,900	2,926,071
		29,378,153
Energy--6.5%		
CARBO Ceramics, Inc.	55,600	2,731,628
Dril-Quip, Inc.	31,800 [b]	2,621,592
Foundation Coal Holdings, Inc.	56,600	2,656,238
Global Industries, Ltd.	217,400 [a,b]	3,630,580
Oil States International, Inc.	150,200 [a,b]	5,148,856
Tetra Technologies	132,500 [a,b]	4,013,425
Universal Compression Holdings, Inc.	122,300 [b]	7,701,231
Veritas DGC, Inc.	81,900 [b]	4,224,402
		32,727,952
Financial--20.2%		
Alabama National Bancorp/Del	28,500 [a]	1,942,275
American Financial Realty Trust REIT	230,400 [a]	2,230,272
Annaly Mortgage Management, Inc.	381,300	4,884,453
Aspen Insurance Holdings Ltd.	165,900	3,863,811
Assured Guaranty Ltd	165,100	4,188,587
BankAtlantic Bancorp, Inc.	478,200	7,096,488
Capital Trust, Inc., Class A REIT	124,100 [a]	4,420,442
Citizens Banking Corp.	118,500 [a]	2,892,585
Education Realty Trust, Inc. REIT	210,800 [a]	3,509,820
Financial Federal Corp.	167,450	4,656,785
First Potomac Realty Trust REIT	98,500 [a]	2,934,315
First Republic Bank	85,700	3,925,060
Flushing Financial Corp.	109,700	1,970,212
Horace Mann Educators Corp.	133,000	2,254,350
Innkeepers USA Trust REIT	205,600 [a]	3,552,768
Jones Lang Lasalle	61,200 [a]	5,358,060
KMG America Corp.	146,600 [a]	1,300,342
Lasalle Hotel Properties	79,900	3,699,370
Lexington Corporate Properties Trust REIT	201,900 [a]	4,361,040
Mission West Properties REIT	175,600	1,945,648
Piper Jaffray Companies, Inc.	72,900 [b]	4,462,209
Provident Bankshares Corp.	65,900	2,398,101
Redwood Trust, Inc. REIT	85,000 [a]	4,150,550
Scottish Re Group Ltd.ADR	225,200 [a]	3,756,336
South Financial Group, Inc.	93,700	2,474,617
Sterling Bancshares, Inc.	157,500 [a]	2,953,125
Sterling Financial Corp.	79,200 [a]	2,416,392
Strategic Hotels and Resorts, Inc.	128,700	2,669,238
Triad Guaranty, Inc.	104,400 [b]	5,103,072

		101,370,323
Health Care--6.8%		
Amedisys, Inc.	97,800 a,b	3,706,620
Chattem, Inc.	15,700 b	476,809
Encore Medical Corp.	140,400 a,b	675,324
Magellan Health Services, Inc.	103,000 a,b	4,666,930
Medical Action Industries, Inc.	48,800 b	1,077,992
Omnicell, Inc.	231,600 a,b	3,200,712
Option Care, Inc.	528,000 a	6,325,440
Pediatrix Medical Group, Inc.	86,500 a,b	3,918,450
Phase Forward, Inc.	329,900 b	3,800,448
RehabCare Group, Inc.	99,100 a,b	1,722,358
Res-Care, Inc.	225,500 a,b	4,510,000
		34,081,083
Industrials--21.6%		
Adesa, Inc.	160,000	3,558,400
AGCO Corp.	254,400 a,b	6,695,808
Bowne & Co., Inc.	236,300 a	3,379,090
Casella Waste Systems, Inc.	105,000 b	1,374,450
Central Parking Corp.	205,300 a	3,284,800
CIRCOR International, Inc.	126,000 a	3,841,740
Clean Harbors, Inc.	107,600 a,b	4,337,356
Comfort Systems USA, Inc.	174,400	2,492,176
Consolidated Graphics, Inc.	41,400 a,b	2,155,284
Corrections Corp. of America	63,700 a,b	3,372,278
Electro Rent Corporation	116,500 a	1,866,330
Enersys	102,300 a,b	2,138,070
Esterline Technologies Corp.	154,000 b	6,404,860
Granite Construction, Inc.	140,400	6,355,908
GSI Group, Inc.	280,700 b	2,411,213
II-VI, Inc.	198,600 a,b	3,634,380
Infrasource Services, Inc.	113,100 a,b	2,059,551
Labor Ready	150,800 b	3,415,620
Laidlaw International, Inc.	189,800	4,782,960
LECG Corp.	250,400 a,b	4,624,888
McGrath Rentcorp.	97,000 a	2,697,570
Mueller Water Products, Inc., Class A Shares	53,920 b	938,747
Pike Electric Corp.	148,900 b	2,867,814
School Specialty, Inc.	102,000 b	3,248,700
Shaw Group Inc.	236,200 b	6,566,360
The Brink's Co.	78,500	4,428,185
Toro Co.	68,000	3,175,600
United Rentals. Inc.	167,500 a,b	5,356,650
Wabtec Corp.	91,900 a	3,437,060
Waste Connections, Inc.	92,200 a,b	3,356,080
		108,257,928
Information Technology--16.1%		
Actel Corp.	155,400 a,b	2,229,990
Avid Technology, Inc.	83,900 a,b	2,796,387
Cabot Microelectronics	51,800 b	1,570,058
Carrier Access Corp.	182,200 b	1,506,794
Cirrus Logic, Inc.	225,900 b	1,838,826
Comtech Telecommunications Corp.	115,500 a,b	3,380,685
CSG Systems International , Inc.	164,200 a,b	4,062,308
CyberOptics Corp.	61,900 b	800,986
Electronics for Imaging, Inc.	166,300 a,b	3,472,344
Emulex Corp.	234,100 b	3,808,807
Entrust, Inc.	570,100 a,b	1,944,041
Epicor Software Corp.	193,200 b	2,034,396
EPIQ Systems, Inc.	141,100 a,b	2,347,904
FEI Co.	188,200 b	4,268,376
Filenet Corp.	127,400 b	3,430,882
Foundry Networks, Inc.	304,200 b	3,242,772
Net Gear, Inc.	163,100 a,b	3,531,115
NIC, Inc.	418,600 b	3,026,478
Perot Systems Corp., Class A	325,100 b	4,707,448
PLATO Learning, Inc.	99,800 b	620,756
Progress Software Corp.	114,300 b	2,675,763
RSA Security, Inc.	284,200 a,b	7,727,398
SafeNet, Inc.	175,800 a,b	3,115,176
SI International, Inc.	79,100 b	2,425,206
Sybase, Inc.	135,800 b	2,634,520
Symmetricom, Inc.	267,500 b	1,891,225
Tekelec	184,500 b	2,278,575
WebEx Communications, Inc.	91,700 b	3,259,018
		80,628,234
Materials--5.2%		
AMCOL International Corp.	69,600	1,833,960
Compass Minerals International, Inc.	95,500 a	2,382,725

FMC Corp.	64,000	4,120,960
Glatfelter	181,900 [a]	2,886,753
Metal Management, Inc.	90,100	2,758,862
Neenah Paper, Inc.	95,300	2,901,885
RTI International Metals, Inc.	87,600 [a,b]	4,891,584
Schweitzer-Mauduit International, Inc.	98,300 [a]	2,128,195
Wausau Paper Corp.	175,600	2,186,220
		26,091,144
Utilities--1.8%		
El Paso Electric Co.	216,500 [a,b]	4,364,640
PNM Resources, Inc.	191,100	4,769,854
		9,134,494
Total Equities (cost $441,881,140)		**477,756,256**

Short Term Investments - 0.1%

U.S. Government	**Rate**	**Maturity**	**Principal Amount**	
U.S. Treasury Bill (Cost $727,710)	4.75	9/14/2006	735,000 [e,f]	**727,937**

Investment of Cash Collateral - 10.7%		**Shares**	
BlackRock Cash Strategies L.L.C. (cost $53,432,682)	5.14	53,432,682 [c]	**53,432,682**

Affiliated Investments - 5.3%			
Dreyfus Institutional Preferred Plus Money Market Fund (Cost $26,323,003)	5.32	26,323,003 [c, d]	**26,323,003**

Total Investments (cost $522,364,535)	**111.4%**	**558,239,878**
Liabilities, Less Cash and Receivables	**(11.4%)**	**(57,260,218)**
Net Assets	**100.0%**	**500,979,660**

Notes to Schedule of Investments:

ADR - American Depository Receipts

a Security, or a portion of thereof, was on loan at June 30, 2006.
b Non-income producing security
c Stated rate is the seven day yield for the fund at June 30, 2006.
d Affilated institutional money market fund.
e Denotes all or part of secruity pledged as collateral.
f Rate noted is yield to maturity.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

The cost and unrealized appreciation (depreciation) in value of the investment securities owned at June 30, 2006, as computed on a federal income tax basis, were as follows:

Aggregate cost	522,364,535
Gross Unrealized appreciation	50,353,256
Gross Unrealized depreciation	(14,477,913)
Net unrealized appreciation/(depreciation)	35,875,343

At June 30, 2006 the Fund held the following futures contracts:

Contract	**Position**	**Expiration Date**	**Underlying Face Amount at Value**	**Unrealized Gain**
Russell 2000 Index (51 Contracts)	Long	9/15/2006	$ 17,967,750	$ 685,271

Mellon Institutional Funds Master Portfolio
The Boston Company International Small Cap Portfolio
Schedule of Investments
June 30, 2006 (Unaudited)

Equities--98.0%	Shares	Value ($)
Australia--3.6%		
Cochlear Ltd.	115,310	4,678,553
Downer EDI Ltd	754,200	4,167,474
Oil Search Ltd.	1,067,800	3,251,526
Oxiana Ltd.	5,291,200	12,418,087
Pacific Brands Ltd.	1,509,200	2,409,898
Ramsay Health Care Ltd.	445,300	3,178,261
Record Investments Ltd.	965,300	8,854,065
		38,957,864
Austria--0.8%		
Boehler-Uddeholm	157,640	**8,617,974**
Belgium--1.7%		
Delhaize Group	78,200	5,420,117
Mobistar SA	41,700 a	3,308,876
NV Union Miniere SA	44,360	5,922,358
Option NV	151,500 a	3,632,591
		18,283,942
Canada--5.8%		
Astral Media, Inc.	154,000	4,816,211
Canaccord Captial, Inc.	205,800	3,269,771
Ensign Resource Service Group, Inc.	358,200	7,367,621
Gildan Activewear, Inc.	132,100 a	6,252,631
Inmet Mining Corp.	376,000	14,058,280
IPSCO, Inc.	104,100	9,975,044
Kingsway Financial Srvs	213,200	3,855,684
Northbridge Financial	112,200	3,314,794
Trican Well Service Ltd.	530,000	10,597,149
		63,507,185
Denmark--0.5%		
Jyske Bank A/S	89,100 a	**5,165,483**
Finland--1.3%		
Rautaruukki Oyj	274,700	8,297,384
YIT Oyj	236,000	5,785,445
		14,082,829
France--9.8%		
Alten	156,820 a	5,715,430
April Group	74,160	3,980,259
Bacou Dalloz	32,800	3,905,046
bioMerieux	65,600	3,875,685
Ciments Francais	30,350	5,041,624
CNP Assurances	45,840	4,358,411
Compagnie Generale de Geophysique SA	24,900 a	4,295,502
Eiffage SA	68,024	5,758,678
Euler Hermes SA	74,860	8,261,583
Iliad SA	93,300	7,803,007
Imerys SA	44,160	3,529,488
Legardere SCA	48,840	3,603,745
Natexis Banques Populaires	33,000	7,591,852
Nexans SA	72,230	5,149,501
Pierre & Vacances	34,900	3,824,801
Pinguely-Haulotte	139,800	4,013,527
Publicis Groupe	78,600	3,035,513
Silicon-On-Insulator Technologies (SOITEC)	145,100 a	4,291,861
SR Teleperformance	138,900	5,556,120
Vallourec	8,250	9,917,094
Vinci SA	37,040	3,815,392
		107,324,119
Germany--5.7%		
Continental AG	79,140	8,088,242
Deutsche Boerse AG	57,770	7,867,823

Deutsche Postbank AG	76,790	5,524,679
Hugo Boss AG PFD	93,300	3,934,911
Hypo Real Estate Holding	54,390	3,303,116
Lanxess	100,100 a	3,950,323
Leoni AG	116,090	4,366,088
Man AG	77,800	5,633,160
ProSiebenSat.1 Media AG --preferred	136,600	3,411,580
Software AG	81,260	4,227,274
Stada Arzneimittel AG	100,160	3,993,678
Vivacon AG	191,500 a	4,300,272
Wincor Nixdorf AG	28,620	3,658,096
		62,259,242
Hong Kong--2.1%		
China Overseas Land & Investment Ltd.	12,260,000 a	7,459,245
Hengan International Group Co., Ltd.	5,327,400	8,677,776
Solomon Systech (Intl)	12,716,900	3,209,519
Wing Hang Bank Ltd.	401,400	3,514,705
		22,861,245
Ireland--1.5%		
C & C Group PLC	902,400	7,835,586
Grafton Group PLC	317,870 a	4,003,948
IAWS Group PLC	264,400	4,665,983
		16,505,517
Italy--4.6%		
Amplifon Spa	462,000	3,931,811
Azimut Holding Spa	291,400	3,037,035
Banca Popolare di Milano Scarl (BPM)	386,500	4,925,263
Banco Popolare di Verona e Novara	308,860	8,274,625
Credito Emiliano Spa	417,000	5,148,621
Davide Campari-Milano Spa	510,450	5,290,648
Fondiaria-Sai Spa	127,040	5,192,182
Milano Assicurazioni Spa	746,850	5,448,685
Recordati Spa	640,140	4,674,269
Terna Spa	1,791,200	4,775,873
		50,699,012
Japan--19.1%		
Asahi Pretec Corp.	142,900	4,558,911
Chiyoda Integre Co., Ltd.	110,800	2,915,025
CKD Corp.	262,100	4,068,609
Comsys Holdings Corp.	285,000	3,517,350
Creed Corp	690	2,725,985
Dainippon Screen Manufacturing Co., Ltd.	505,900	4,634,063
Dainippon Sumitomo Pharma Co., Ltd.	313,000	3,515,471
Don Quijote Co., Ltd.	155,700	3,524,718
EXEDY Corp.	224,300	7,057,775
Hitachi Construction Machinery Co., Ltd.	207,900	5,006,245
Hitachi High-Technologies Corp.	195,600	5,949,550
Izumi Co. Ltdronics, Inc.	159,200	5,802,500
Japan Aviation Electronics Industry Ltd.	303,000	4,247,985
Joint Corp.	196,400	6,403,042
Katokichi Co., Ltd.	450,300	4,526,221
Keihin Corp.	176,100	3,778,739
Kenedix, Inc.	1,437	6,242,365
Kyowa Exeo Corp.	508,000	6,562,573
Leopalace21 Corp.	165,000	5,696,617
Makita Corp.	129,300	4,091,128
Mitsubishi Gas Chemical Co., Inc.	1,173,400	13,455,999
Mitsubishi Rayon Co., Ltd.	506,000	4,121,947
Mori Seiki Co., Ltd	177,200	3,833,319
Nachi-Fujikoshi Corp.	801,000	4,515,733
Nippon Shokubai Ltd.	508,000	6,211,800
Nippon System Development Co., Ltd.	192,100	6,665,825
Nissin Kogyo Co., Ltd.	101,800	1,877,441
NTN Corp.	443,000	3,504,195
OSG Corp.	191,800	3,230,475
Rengo Co., Ltd.	634,400	4,796,399
Ricoh Leasing Co., Ltd.	113,500	3,283,673
Ryohin Keikaku	79,700	6,534,271

Sumisho Lease Co., Ltd.	146,800	8,147,714
Suruga Bank Ltd.	237,000	3,194,249
Tamron Co., Ltd.	240,200	4,018,380
Toho Pharmaceutical Co., LTD.	170,700	3,021,305
Toshiba Machine Co., Ltd.	588,000	6,650,398
Tsumura & Co.	188,000	5,356,874
Ulvac, Inc.	122,200	4,176,226
Urban Corp.	263,100	3,178,081
XEBIO Co., Ltd.	147,050	5,025,483
Yaskawa Electric Corp.	306,000	3,557,207
Zeon Corp.	357,000	4,249,926
		207,431,792
Netherlands--4.5%		
Aalberts Industries NV	90,320	6,635,545
Buhrmann NV	290,950	4,219,238
DSM NV	123,500	5,142,259
Fugro NV	173,400	7,477,205
Koninklijke BAM Groep NV	401,550	7,979,823
SBM Offshore NV	226,160	6,027,207
Univar NV	125,300	5,936,656
USG People NV	77,500	5,926,599
		49,344,532
Norway--2.1%		
Aker Yards AS	63,000	4,434,267
Cermaq ASA	310,200	4,187,244
Tandberg Television ASA	450,000 a	7,466,374
TGS Nopec Geophysical Co. ASA	400,800 a	7,084,800
		23,172,685
Portugal--0.5%		
Banco BPI SA	710,050	**5,393,591**
Singapore--1.0%		
Jurong Technologies Industrial	1,440,930	910,598
MobileOne Ltd.	2,401,600	3,141,628
Singapore Petroleum Co., Ltd.	952,000	3,038,170
STATS ChipPAC Ltd.	6,171,000 a	3,880,274
		10,970,670
South Korea--3.3%		
Dongbu Insurance Co., Ltd.	310,600	7,795,297
Hanmi Pharm Co., Ltd.	27,600	2,764,948
Hyundai Department Store Co., Ltd.	48,200	3,725,678
Hyundai Development Co.	101,300	4,379,732
Hyundai Mipo Dockyard	57,100	5,720,236
Intops Co., Ltd.	45,318	1,075,245
LG Telecom Ltd.	233,800 a	3,057,176
Pusan Bank	338,600	4,320,426
Simm Tech Co., Ltd.	295,000	3,141,938
		35,980,676
Spain--3.9%		
ACS Actividades	187,270	7,809,471
Banco Sabadell SA	187,260	6,549,452
Enagas	213,790	4,560,223
Fadesa Immobiliaria SA	153,060	5,249,562
Immobiliaria Urbis SA	398,410	10,368,055
Sol Melia SA	226,300	3,649,239
Union Fenosa, SA	112,800	4,364,964
		42,550,966
Sweden--1.6%		
Getinge AB	189,000	3,218,754
Nobia AB	225,500	7,335,882
Wihlborgs Fastigheter AB	244,000	4,206,312
WM-data AB	1,048,300	3,235,404
		17,996,352
Switzerland--5.3%		
Actelion Ltd.	43,200 a	4,351,791
Banque Cantonale Vaudoise (BCV)	13,000	4,443,173
Barry Callebaut AG	18,100 a	7,636,631
Charles Voegele Holding AG	2,526 a	182,789

Geberit AG	4,080	4,717,187
Georg Fischer AG	10,200 a	4,378,577
Kuoni Reisen Holding AG	10,900 a	6,113,982
Phonak Holding AG	81,300	5,082,081
Rieter Holding AG	13,960	5,364,841
Sika AG	6,700 a	7,450,531
Sulzer AG	6,700	5,018,152
Valora Holding AG	14,658	3,176,100
		57,915,835
Ukraine--0.6%		
Michael Page International PLC	943,200	**6,109,994**
United Kingdom--18.7%		
Admiral Group PLC	349,600	4,012,472
Alliance Unichem PLC	257,100	4,856,260
Amlin PLC	666,900	2,908,852
Barratt Developments PLC	216,320	3,790,129
Bodycote International	706,100	3,304,948
British Airways PLC	956,600 a	6,059,779
Burren Energy PLC	294,000	4,738,193
Cattles PLC	744,300	4,529,213
Charter PLC	461,210 a	6,874,673
Chemring Group PLC	236,100	5,103,230
Close Brothers Group PLC	380,660	6,409,211
Cookson Group PLC	565,800	5,492,600
Croda International PLC	677,400	5,430,423
CSR PLC	366,500 a	8,534,803
Enterprise Inns PLC	333,300	5,839,728
First Choice Holidays PLC	1,359,314	5,746,850
Greene King Plc	413,023	6,278,546
Inchcape PLC	749,300	6,543,446
Informa PLC	599,100	4,775,044
International Power PLC	1,419,900	7,466,017
Kier Group PLC	171,310	4,771,390
Laird Group PLC	697,180	5,025,260
Morgan Sindall PLC	267,100	5,637,531
Northgate Information Solutions PLC	1,758,830	2,519,269
Persimmon PLC	185,410	4,228,607
Regus Group PLC	1,836,800 a	3,717,277
Restaurant Group PLC	1,251,614	4,690,080
Schroders PLC	165,950	3,097,759
SIG PLC	396,130	6,442,722
Speedy Hire PLC	361,130	5,840,104
Sportingbet PLC	644,750	4,689,052
Taylor Nelson Sofres PLC	1,012,600	4,360,565
The Carphone Warehouse PLC	729,530	4,280,908
Tullow Oil PLC	733,170	5,176,271
United Business Media PLC	368,100	4,405,088
Vedanta Resources PLC	275,800	6,947,668
Victrex PLC	278,190	3,958,961
Viridian Group PLC	163,265	2,886,204
WH Smith PLC	459,690	4,137,547
Wolfson Microelectronics PLC	481,600 a	3,983,167
Wolverhampton & Dudley Brew PLC	208,400	4,957,072
		204,446,919
Total Equities (cost $848,107,314)		**1,069,578,424**

Preferred Stocks--1.2%	**Shares**	**Value ($)**
Germany		
Fresenius AG	38,700	6,446,015
Henkel KGaA	57,900	6,616,440
Total Preferred Stocks (cost $10,362,752)		**13,062,455**

Short-Term Investments--0.4%	**Principal Amount ($)**	**Value ($)**
Affiliated Investments--0.4%		
Dreyfus Institutional Preferred Plus Money Market Fund		
5.17%, 7/3/06	3,484,165 b,c	**3,484,165**
U.S. Government--0.0%		

U.S. Treasury Bill		
4.65%, 9/14/06	435,000 d,e	**430,820**
Total Short-Term Investments (cost $3,914,867)		**3,914,985**

Others--0.0%	**Shares**	**Value ($)**
Hong Kong		
China Overseas Land Warrants (cost $0)	1,532,500 f	**0**
Total Investments (cost $862,384,933)	**99.6%**	**1,086,555,864**
Cash and Receivables (Net)	**0.40%**	**4,766,797**
Net Assets	**100.0%**	**1,091,322,661**

Notes to Schedule of Investment:

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   Non-income producing security
b   Stated rate is the seven day yield for the fund at June 30, 2006.
c   Affiliated institutional money market fund.
d   Denotes all or part of security segregated as collateral for futures transactions.
e   Rate noted is yield to maturity.
f   Security valued at fair value using methods determined in good faith by or under the direction of the Board of Trustees.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

The cost and unrealized appreciation (depreciation) in value of the investment securities owned at June 30, 2006, as computed on a federal income tax basis, were as follows:

Aggregate cost	862,385,051
Gross Unrealized appreciation	243,347,307
Gross Unrealized depreciation	(19,176,376)
Net unrealized appreciation/(depreciation)	224,170,931

At June 30, 2006 the Portfolio held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized Gain
MSCI Pan-Euro (150 Contracts)	Long	9/6/2006	$ 4,150,218	229,845
Topix Futures (10 Contracts)	Long	9/6/2006	1,389,302	36,393
				266,238

At June 30, 2006 the Portfolio held the following forward foreign currency exchange contracts:

Contracts to Receive	Local Principal Amount	Contract Value Date	Value at June 30, 2006	USD Amount to Deliver	Unrealized Gain
Swiss Franc	25,728	7/3/2006	$21,037	$20,609	428

Contracts to Deliver	Local Principal Amount	Contract Value Date	Value at June 30, 2006	USD Amount to Receive	Unrealized Loss
Australian Dollar	200,000	7/3/2006 $	148,540 $	146,260	(2,280)
Euro	270,776	7/3/2006	346,268	339,580	(6,688)
Japanese Yen	188,986,401	7/3/2006	1,651,835	1,626,949	(24,886)
Singapore Dollar	101,934	7/3/2006	64,417	63,848	(569)
			2,211,060	2,176,637	(34,423)

Mellon Institutional Funds Master Portfolio
The Boston Company International Core Equity
Statement of Investments
June 30, 2006 (Unaudited)

Equities--94.8%	Shares	Value ($)
Australia--3.4%		
Caltex Australia Ltd.	371,000	6,502,784
Commonwealth Bank of Australia	259,500	8,559,168
CSL Ltd.	119,800	4,782,431
Pacific Brands Ltd.	2,913,700	4,652,611
QBE Insurance Group Ltd.	843,500	12,842,583
Rinker Group Ltd.	1,327,800 a	16,163,114
Telstra Corp. Ltd.	1,698,100	4,641,138
		58,143,829
Austria--1.2%		
Boehler-Uddeholm	174,300	9,528,754
OMV AG	193,900	11,542,506
		21,071,260
Belgium--2.2%		
Delhaize Group	70,200	4,865,629
InBev NV	301,600	14,791,061
KBC Groupe	174,500	18,722,335
		38,379,025
Denmark--0.3%		
Danske Bank A/S	127,000	**4,835,855**
Finland--2.8%		
Fortum Oyj	376,600	9,631,922
Kesko Oyj	185,700	7,119,445
Metso Corp.	169,900	6,163,897
Nokia Oyj	855,300	17,456,372
Rautaruukki Oyj	247,000	7,460,698
		47,832,334
France--10.3%		
BNP Paribas	267,700	25,623,757
Bouygues SA	224,300	11,530,761
Cap Gemini SA	166,700	9,514,043
France Telecom SA	238,300	5,122,646
Sanofi-Synthelabo SA	228,400	22,285,545
Silicon-On-Insulator Technologies (SOITEC)	165,100 a	4,883,434
Societe Generale	227,700	33,486,017
Suez SA	157,200	6,533,389
Total SA	304,320 b	20,022,509
Vallourec	5,240 b	6,298,857
Vinci SA	89,900	9,260,360
Vivendi SA	590,600	20,694,104
		175,255,422
Germany--6.1%		
Bayerische Motoren Werke AG	91,800	4,585,403
Continental AG	257,400	26,306,717
Deutsche Bank AG	108,700	12,232,489
Deutsche Telekom AG	328,800	5,289,506
E On AG	158,000	18,188,577
Heidelberger Druckmaschinen	77,800	3,536,892
Man AG	98,800	7,153,679
Merck KGaA	73,900	6,719,186
SAP AG	28,150	5,939,706
Thyssenkrupp AG	399,200	13,666,004
		103,618,159
Greece--0.6%		
Coca-Cola Hellenic Bottling Co. S.A.	334,200	**9,957,837**
Hong Kong--1.4%		
Bank of East Asia Ltd.	1,462,000	6,014,795
China Mobile Ltd.	2,378,800	13,600,144
The Wharf(Holdings) Ltd.	1,100,000	3,909,348
		23,524,287
Ireland--0.8%		

C & C Group PLC	571,500	4,962,364
CRH PLC	292,900	9,521,328
		14,483,692
Italy--3.1%		
AEM Spa	2,097,500	4,871,026
Banca Intesa Spa	2,639,633	15,460,077
Capitalia Spa	1,975,400	16,205,198
Eni Spa	569,000	16,757,485
		53,293,786
Japan--21.7%		
Canon, Inc.	469,950	23,043,611
Daiichi Sankyo Co., Ltd.	225,400	6,205,839
Dainippon Sumitomo Pharma Co., Ltd.	397,300	4,462,289
Daiwa Securities Group	1,024,400	12,212,932
Diamond Lease Co., Ltd.	108,000	5,371,209
East Japan Railway Co.	679	5,044,577
Fujitsu Ltd.	1,251,300	9,701,102
Honda Motor Co., Ltd.	789,800	25,058,771
Kirin Beverage Corp.	20,800 a	599,948
Kirin Brewery Co., Ltd.	321,000	5,047,452
Komatsu Ltd.	1,350,000	26,844,244
Kubota Corp.	1,922,000	18,227,165
Makita Corp.	170,200	5,385,229
Matsushita Electric Industrial Co., Ltd.	645,400	13,623,293
Mitsubishi Corp.	418,000	8,348,309
Mitsubishi Electric Corp.	1,380,000	11,060,746
Mitsubishi Gas Chemical Co., Inc.	1,019,000	11,685,412
Mizuho Financial Group, Inc.	1,771	14,999,554
Nikon Corp.	294,000	5,134,271
Nisshin Seifun Group Inc.	537,300	5,987,741
Nomura Holdings Inc.	743,000	13,930,032
NTT Corp.	3,067	15,038,782
Orix Corp.	34,810	8,503,973
Sankyo Co., Ltd.	141,000	8,959,619
Sumco Corp.	131,900	7,516,721
Sumitomo Electric Industries	670,800	9,826,596
Sumitomo Metal Industries, Ltd.	3,371,000	13,907,106
Sumitomo Mitsui Financial	462	4,886,111
Sumitomo Trust & Banking Co., Ltd.	1,205,000	13,165,370
Takeda Chemical Industries	164,200	10,218,547
TDK Corp.	61,600	4,684,206
Tokyo Electric Power Co.	187,000	5,164,933
Tokyo Electron Ltd.	144,100	10,076,042
Toshiba Corp.	909,000	5,934,997
Toyo Suisan Kaisha Ltd.	380,900	5,966,024
Toyota Motor Corp.	274,900	14,392,544
		370,215,297
Netherlands--3.6%		
ASM Lithography Holding NV	281,800 a	5,708,195
Buhrmann NV	338,100	4,902,988
DSM NV	274,800	11,442,048
Fugro NV	126,400	5,450,512
Ing Groep NV CVA	857,300	33,689,767
		61,193,510
New Zealand--0.3%		
Fletcher Building Ltd.	878,300	**4,885,355**
Norway--1.9%		
DNB NOR ASA	858,100	10,652,304
Norsk Hydro ASA	357,800	9,487,056
Orkla ASA	256,200	11,877,694
		32,017,054
Spain--3.2%		
ACS Actividades	342,800	14,295,332
Banco Santander Central Hispano SA	331,400	4,839,731
Corp Mapfre SA	229,100	4,227,602
Repsol YPF SA	284,900	8,157,351
Telefonica SA	1,063,700	17,710,579

Union Fenosa SA	142,500	5,514,250
		54,744,845
Sweden--2.8%		
Atlas Copco AB	305,700	8,499,930
Nordea Bank AB	658,000	7,867,093
Skandinaviska Enskilda	701,500	16,725,601
Svenska Cellulosa AB-B	183,300	7,581,225
Volvo	136,100	6,698,095
		47,371,944
Switzerland--6.4%		
Baloise Holdings	64,130	4,926,422
Compagnie Financiere Richemont AG	242,200	11,090,106
Credit Suisse Group	504,700	28,226,885
Nestle SA	13,910	4,367,490
Roche Holding AG	122,900	20,309,150
Sulzer AG	15,940	11,938,708
UBS AG	76,750 a	8,409,240
Zurich Financial Services AG	94,390	20,683,990
		109,951,991
United Kingdom--22.7%		
Alliance Unichem PLC	459,900	8,686,869
AstraZeneca PLC	101,900	6,147,143
Aviva PLC	1,249,700	17,680,719
Barclays PLC	1,290,090	14,651,796
Barratt Developments PLC	694,400	12,166,538
BG Group PLC	396,200	5,290,556
BHP Billition	743,900	14,422,449
BP PLC	2,495,700	29,082,145
British Airways PLC	2,044,700 a	12,952,572
British American Tobacco PLC	671,300	16,898,289
BT Group PLC	2,094,000	9,259,288
Enterprise Inns PLC	677,000	11,861,674
GlaxoSmithKline PLC	970,700	27,108,061
Greene King PLC	584,700	8,888,285
HBOS PLC	1,430,200	24,846,979
International Power PLC	3,756,100	19,750,058
Marks & Spencer Group PLC	1,353,500	14,684,032
National Grid PLC	1,228,900	13,286,830
Old Mutual PLC	5,871,900	17,716,617
Royal Bank of Scotland Group PLC	465,585	15,299,587
Royal Dutch Shell PLC	202,200	6,801,450
Royal Dutch Shell PLC	492,500	17,212,610
Schroders PLC	261,700	4,885,107
United Business Media PLC	679,200	8,128,051
Vodafone Group PLC	8,059,400	17,166,929
Wolseley PLC	244,100	5,382,167
WPP Group PLC	824,400	9,972,329
Xstrata PLC	526,400	19,944,301
		390,173,431

Total Equities
(cost $1,512,740,628)

1,620,948,913

Preferred Stocks--1.3%				Shares	Value ($)
Germany					
Fresenius AG				70,470	11,737,744
Henkel KGaA				85,600	9,781,817
Total Preferred Stocks					
(cost $20,050,541)					**21,519,561**

Short-Term Investments--2.2%	Rate	Maturity	Principal Amount ($)		
U.S. Government--0.2%					
U.S. Treasury Bill (Cost $2,930,723)	4.75%	9/14/2006	2,960,000 e,f		**2,931,554**

Investment of Cash Collaterals--0.0%				Shares	
BlackRock Cash Strategies L.L.C (Cost $48,788)	5.14			48,788 c	**48,788**
Total Unaffiliated Investments (Cost $1,535,770,680)					**1,645,448,816**

Affiliated Investments--2.0%					
Dreyfus Institutional Preferred Plus Money Market Fund	5.32			33,831,035 c,d	**33,831,035**
(Cost $33,831,035)					

Total Investments (cost $1,569,601,715)				**98.3%**	**1,679,279,851**
Cash and Receivables (Net)				**1.7%**	**29,735,644**
Net Assets				**100.0%**	**1,709,015,495**

Notes to Schedule of Investments:

a	Non-income producing security
b	Security, or a portion of thereof, was on loan at 6/30/06.
c	Stated rate is the seven day yield for the fund at June 30, 2006.
d	Affilated institutional money market fund.
e	Denotes all or part of security segregated as collateral for futures transactions.
f	Rate noted is yield to maturity.

Securities valuation policies and other investment related disclosures are hereby incorporated
by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

The cost and unrealized appreciation (depreciation) in value of the investment securities owned
at June 30, 2006, as computed on a federal income tax basis, were as follows:

Aggregate cost	1,569,601,715
Gross Unrealized appreciation	124,817,268
Gross Unrealized depreciation	(15,139,132)
Net unrealized appreciation/(depreciation)	109,678,136

At June 30, 2006 the Portfolio held the following futures contracts:

Contract	Position	Expiration Date	Underlying Face Amount at Value	Unrealized Gain
MSCI Pan-Euro (570 Contracts)	Long	9/6/2006	$ 15,770,827	460,672
Topix Futures (85 Contracts)	Long	9/6/2006	11,809,064	595,642
				1,056,314

At June 30, 2006 the Portfolio held the following forward foreign currency exchange contracts:

Contracts to Receive	Local Principal Amount	Contract Value Date	Value at June 30, 2006	USD Amount to Deliver	Unrealized Gain
Swedish Krona	30,000,000	7/3/2006	$4,170,721	4,072,877 $	97,844